Zentek Ltd.

Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2026 and 2025

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

1

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in Canadian Dollars)	As at June 30, 2026 $	As at March 31, 2026 $

ASSETS
Current assets
Cash and cash equivalents	16,596,697	1,302,738
Accounts and other receivables - net [note 3]	391,780	371,250
Inventories [note 4]	393,488	417,546
Prepaids and deposits	213,607	185,718
Total current assets	17,595,572	2,277,252

Non-current assets
Property and equipment - net [note 5]	4,526,037	4,654,767
Exploration and evaluation assets [note 6]	8,737,929	8,154,913
Total non-current assets	13,263,966	12,809,680
Total assets	30,859,538	15,086,932

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 7]	3,669,919	3,371,737
Current portion of lease liability [note 8]	115,172	161,737
Total current liabilities	3,785,091	3,533,474

Non-current liabilities
Convertible debentures [note 9]	1,811,004	1,751,314
Total non-current liabilities	1,811,004	1,751,314
Total liabilities	5,596,095	5,284,788

SHAREHOLDERS' EQUITY
Share capital [note 10(a)]	104,616,720	92,306,064
Warrants [note 10(b)]	4,925,712	577,581
Equity reserve [notes 10(b) and 10(c)]	7,019,643	6,760,855
Restricted stock units [note 10(d)]	727,414	469,171
Shares to be issued [note 6(a)]	472,500	472,500
Convertible debentures reserve [note 9]	439,331	439,331
Deficit	(92,937,877)	(91,223,358)
Total shareholders' equity	25,263,443	9,802,144
Total shareholders' equity and liabilities	30,859,538	15,086,932

Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 13]

Subsequent Events [Note 18]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorised for issue by the Board of Directors on August 14, 2026.

Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"John Snisarenko"	, Director

2

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	2026	2025
FOR THE THREE MONTHS ENDED JUNE 30	$	$

REVENUE
Net sales	-	57,797

COST OF SALES
Cost of sales	-	37,601
Inventory write-down [note 4]	-	(7,000)
	-	30,601

GROSS MARGIN	-	27,196
EXPENSES
Accretion expense	34,759	24,342
Depreciation and amortisation [note 5]	124,621	134,335
Consulting fees	105,414	6,155
Directors fees [note 12]	58,125	63,125
Insurance	74,820	77,682
Investor relations and promotion	897	10,043
Listing and filing fees	83,398	85,934
Office expenses	19,043	21,967
Professional fees	247,246	309,432
Rent	90,153	85,786
Research and development	242,030	140,794
Salaries and benefits [note 12]	409,904	660,640
Share-based compensation [notes 10(c), 10(d) and 12]	401,698	121,562
Supplies and materials	286,094	6,987
Travel	16,524	35,900
Other expenses [note 16]	52,989	70,358
	2,247,715	1,855,042

Loss before other income (expenses)	(2,247,715)	(1,827,846)

Interest income	29,717	11,914
Interest expense	(32,564)	(36,802)
Gain (loss) on disposal of property and equipment [note 5]	(4,109)	488,829
Other income (expense)	99,090	1,557
Government grants [note 15]	111,906	-
Total other income (expense)	204,040	465,498

Net loss and comprehensive loss for the period	(2,043,675)	(1,362,348)

Basic and diluted net loss per share [note 14]	(0.02)	(0.01)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Number of Shares	Share Capital $	Warrants $	Equity Reserve $	Convertible Restricted Stock Units $	Shares to be Issued $	Debentures Reserve $	Deficit $	Total Shareholders' Equity $

Balance as at March 31, 2025	104,390,928	89,477,168	89,737	8,563,163	-	472,500	-	(83,853,121)	14,749,447
Issuance of convertible debentures [note 9]	-	-	-	-	-	-	439,331	-	439,331
Stock options exercised [note 10(a)]	319,531	141,242	-	(101,242)	-	-	-	-	40,000
Stock options expired [note 10(c)]	-	-	-	(368,027)	-	-	-	368,027	-
Recognition of share-based compensation [note 10(c)]	-	-	-	121,562	-	-	-	-	121,562
Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(1,362,348)	(1,362,348)
Balance as at June 30, 2025	104,710,459	89,618,410	89,737	8,215,456	-	472,500	439,331	(84,847,442)	13,987,992

Balance as at March 31, 2026	107,792,002	92,306,064	577,581	6,760,855	469,171	472,500	439,331	(91,223,358)	9,802,144
Issuance of units [note 10(a)]	18,000,000	13,134,858	4,865,142	-	-	-	-	-	18,000,000
Unit issue costs [note 10(a)]	-	(1,071,470)	(396,872)	-	-	-	-	-	(1,468,342)
Issuance of shares [note 10(a)]	827,530	571,618	-	-	-	-	-	-	571,618
Broker warrants [note 10 (b)]	-	(324,350) )	(120,139)	444,489	-	-	-	-	-
Stock options expired [note 10(c)]	-	-	-	(329,156)	-	-	-	329,156	-
Recognition of share-based compensation [note 10(c) and 10(d)]	-	-	-	143,455	258,243	-	-	-	401,698
Net loss and comprehensive loss for the period	-	-	-	-	-	-	-	(2,043,675)	(2,043,675)
Balance as at June 30, 2026	126,619,532	104,616,720	4,925,712	7,019,643	727,414	472,500	439,331	(92,937,877)	25,263,443

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three	Three
	Months	Months
	Ended	Ended
	June 30,	June 30,
	2026	2025
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(2,043,675)	(1,362,348)
Items not affecting cash
Accretion expense	34,759	24,342
Convertible debenture accrued interest	24,931	22,192
Depreciation and amortisation [note 5]	124,621	134,335
Loss (gain) on disposal of property and equipment	4,109	(488,829)
Share-based compensation [note 10(c) and 10(d)]	401,698	121,562
Change in valuation allowance on inventory [note 4]	(4,000)	(7,000)
Net change in non-cash working capital balances [note 11]	277,821	381,026
Cash flows used in operating activities	(1,179,736)	(1,174,720)

INVESTING ACTIVITIES
Mineral exploration and evaluation expenditures capitalised	(583,016)	(53,242)
Proceeds on sale of property	-	2,366,936
Cash flows from investing activities	(583,016)	2,313,694

FINANCING ACTIVITIES
Payments on lease liability [note 8]	(46,565)	(40,868)
Payments on long-term debt	-	(346,747)
Net proceeds from convertible debentures issued [note 9]	-	1,976,003
Proceeds from stock options exercised [note 10(a)]	-	40,000
Shares issued [note 10(a)]	571,618	-
Units issued [note 10(a)]	18,000,000	-
Unit issue costs [note10(a)]	(1,468,342)	-
Cash flows from financing activities	17,056,711	1,628,388

Change in cash and cash equivalents during the period	15,293,959	2,767,362
Cash and cash equivalents, beginning of period	1,302,738	121,481
Cash and cash equivalents, end of period	16,596,697	2,888,843

Supplementary disclosures - see note 11

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

5

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and Albany graphite. The address of the Company's executive office is 1123 York Road, Guelph, Ontario, N1E 6Z1, Canada.

These unaudited condensed interim consolidated financial statements of the Company for the three months ended June 30, 2026 were approved and authorised for issue by the Board of Directors on August 14, 2026.

As at June 30, 2026, the Company had not yet achieved profitable operations and had an accumulated deficit of $92.9 million and expects to incur further losses in the development and commercialization of its products and technologies. These events and conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company's ability to continue as a going concern. While the proceeds from the May 2026 private placement have significantly strengthened the Company's liquidity position, the Company remains dependent on the successful commercialization of its products and technologies, achieving profitable operations, and/or obtaining additional financing in the future.

The Company's ability to continue its development activities and realize its assets in the normal course of business is dependent upon its ability to generate sufficient revenues from the commercialization of its products and technologies, achieve profitable operations, and/or obtain additional financing in the future to fund its ongoing operations and development activities. Management's plans to address these uncertainties include utilizing the proceeds from the May 2026 private placement, continuing its commercialization efforts relating to its core technologies and products, pursuing strategic partnerships and business development opportunities, implementing cost management initiatives, and obtaining additional financing, if required. While management has historically been successful in raising capital and believes that additional financing will be available if required, there can be no assurance that such financing will be available on terms acceptable to the Company, or at all, or that the Company's commercialization initiatives will generate sufficient revenues to achieve profitable operations.

These unaudited condensed interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the unaudited interim condensed consolidated financial statements if the Company ceases to be a going concern could be material.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2026 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

These unaudited condensed interim consolidated financial statements consolidate the accounts of the Company and all of its subsidiaries. The Company has the following wholly owned subsidiaries: Triera Biosciences Ltd., 1000114904 Ontario Inc., Zentek USA Inc. and Albany Graphite Corp.

6

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

2. BASIS OF PRESENTATION (continued)

The Company formed Strategic Graphite Partners LLC ("SGP") with ALO Graphite Partners LLC on June 26, 2026.  Zentek USA Inc., a wholly-owned subsidiary of Zentek Ltd., owns 90% of SGP.

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2026 in addition to the new standards and amendments adopted as detailed below.

Certain IFRS accounting standards were issued that were mandatory for accounting periods beginning on or after April 1, 2026. Many have been excluded as management does not expect them to have a material effect. The following amendments are effective for the year beginning April 1, 2026:

Classification and Measurement of Financial Instruments (Amendments to IFRS 7 Financial Instruments:

Disclosures and IFRS 9 Financial Instruments)

Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 7 and IFRS 9)

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, relating to the classification and measurement of financial instruments and associated disclosure requirements. The amendments clarify the derecognition of financial liabilities settled through electronic payment systems, provide additional guidance for assessing contractual cash flow characteristics of financial assets, and introduce enhanced disclosure requirements for certain equity instruments designated at fair value through other comprehensive income and financial instruments with contingent features.

These amendments had no effect on the unaudited condensed interim consolidated financial statements of the Company.

b) New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the year beginning April 1, 2027:

IFRS 18 Presentation and Disclosure in Financial Statements

The Company is currently assessing the impact of these new accounting standards and amendments.

IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorisation and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

7

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

c) Significant judgements

In preparing the Company's unaudited condensed interim consolidated financial statements for the three months ended June 30, 2026, the Company applied the critical judgements and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2026.

3. ACCOUNTS AND OTHER RECEIVABLES - NET

	June 30, 2026 $	March 31, 2026 $

HST recoverable	143,454	119,870
Other receivables	22,493	24,225
Accrued interest receivable	27,090	-
Government grants receivable	102,146	148,111
Holdbacks receivable	96,597	60,362
Trade receivables	32,347	51,029
Less: expected credit loss on trade receivables	(32,347)	(32,347)
Total accounts and other receivables	391,780	371,250

4. INVENTORIES

	June 30, 2026 $	March 31, 2026 $

Raw materials	2,155,186	2,196,063
Finished goods	170,302	157,483
Allowance for impairment	(1,932,000)	(1,936,000)
Total current portion of inventories	393,488	417,546

The allowance for impairment primarily relates to aged graphene oxide inventory for which management no longer expects to realize amounts substantially in excess of nominal proceeds through sale. Accordingly, the affected inventory was written down to its estimated recoverable amount at March 31, 2026, which management determined to be nominal.

The amount of inventories recognised as an expense and included in cost of sales for the three months ended June 30, 2026 was $nil (2025: $30,601).

8

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

5. PROPERTY AND EQUIPMENT - NET

The following is a reconciliation of changes in the balances of property and equipment for the three-month period ended June 30, 2026.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2026	4,520,083	134,684	4,654,767
Less: depreciation	(84,322)	(40,299)	(124,621)
Less: disposals	(4,109)	-	(4,109)
Property and equipment as at June 30, 2026	4,431,652	94,385	4,526,037

The following is a reconciliation of changes in the balances of property and equipment for the three-month period ended June 30, 2025.

	Property and Equipment	Right-of-use Assets	Total
Property and equipment as at March 31, 2025	6,861,985	295,004	7,156,989
Less: depreciation	(94,036)	(40,299)	(134,335)
Less: property held for sale	(1,878,107)	-	(1,878,107)
Property and equipment as at June 30, 2025	4,889,842	254,705	5,144,547

The following is a reconciliation of gain (loss) on disposal of property and equipment for the three-month periods ended June 30, 2026 and 2025.

	June 30,	June 30,
	2026	2025
	$	$
Cost of disposed property and equipment	4,109	2,064,994
Accumulated amortization of disposed property and equipment	-	(186,887)
Net book value of disposed property and equipment	4,109	1,878,107
Net proceeds on disposition of property and equipment	-	2,366,936
Gain (loss) on disposal of property and equipment	(4,109)	488,829

The Company's property and equipment includes an asset under construction in the amount of $52,709 (March 31, 2026: $52,709) related to costs incurred for a production line at the silver-graphene oxide pilot plant. Depreciation was not recorded on assets under construction until they were put into use.

9

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

6. EXPLORATION AND EVALUATION ASSETS

The 100%-owned Albany Graphite Deposit (the "Albany Property") consists of 521 mining claims held by the Company's subsidiary Albany Graphite Corp. and is located north of Lake Superior and southwest of James Bay in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

Albany Property
$
Balance at March 31, 2025	7,455,071
Expenditures capitalized	53,242
Balance at June 30, 2025	7,508,313

Balance at March 31, 2026	8,154,913
Expenditures capitalized	583,016
Balance at June 30, 2026	8,737,929

10

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2026 $	March 31, 2026 $

Trade payables	2,419,651	2,084,152
Accrued liabilities	849,764	879,378
Flow-through share subscribers' income tax	389,679	397,382
Part XII.6 tax payable	10,825	10,825
Total accounts payable and accrued liabilities	3,669,919	3,371,737

In January 2025, the Canada Revenue Agency ("CRA") completed its audit of the Company's 2018 and 2019 renunciation of certain Canadian exploration expenses ("CEE") in favour of subscribers of flow-through share private placements that closed on December 21, 2018 and December 20, 2019 (the "Flow-Through Financings") for aggregate proceeds of $4,210,000.

In February 2025, the Company received a Notice of Reassessment ("NOR") from CRA in respect of its 2018 Flow-Through Financing. This NOR assessed a reduction in amounts previously renounced and resulted in additional Part XII.6 tax of $59,693.

In October 2025, the Company received a Notice of Reassessment ("NOR") from CRA in respect of its 2019 Flow-Through Financing. This NOR assessed a reduction in amounts previously renounced and resulted in additional Part XII.6 tax of $22,482.

The Company has estimated its potential Part XII.6 liability as a result of the CRA audit to be $93,000. The reduction in previously provided renunciations may also result in an additional obligation for the Company to indemnify certain flow-through shareholders due to reductions in previously flowed through CEE deductions. Management has estimated this indemnification obligation to be $427,000.

A provision of $400,504 has been recognized for this liability and is included in accounts payable and accrued liabilities. $10,825 of this liability consists of management's estimate of Part XII.6 tax owing and $389,679 consists of management's estimate of the Company's indemnification obligation.

A continuity of the potential estimated liability associated with the CRA notices of reassessment is shown below:

Total estimated Part XII.6 liability	$93,000
Payments made to date	$(82,175)
Estimated Part XII.6 liability as at June 30, 2026	$10,825

Total estimated indemnification obligation	$427,000
Payments made to date	$(37,321)
Estimated indemnification obligation as at June 30, 2026	$389,679

11

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

8. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility in Guelph, Ontario. The initial term of the lease was for three years commencing on February 1, 2021, subject to a right of extension. In July 2023, the Company acted upon the renewal option for an additional 36 months, extending to January 31, 2027.

The lease liability of $115,172 (March 31, 2026: $161,737) relates to the above noted agreement.

Interest expense recognised on the lease liability for the three-month period ended June 30, 2026 was $4,795 (2025: $10,492).

12

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

9. CONVERTIBLE DEBENTURES

On April 9, 2025, the Company completed a non-brokered private placement (the "Offering") of debenture units (the "Debenture Units") through the issuance of 2,000 Debenture Units for gross proceeds of $2,000,000.

Each Debenture Unit consists of: (i) $1,000 principal amount of 5% secured convertible debentures of the Company (each, a "Convertible Debenture"); and (ii) 454 warrants (the "Warrants") to purchase common shares in the capital of the Company (the "Common Shares"). Each Convertible Debenture will mature on April 9, 2028, (the "Maturity Date") and bears interest at a rate of 5% per annum payable as a balloon payment on the Maturity Date. Each Convertible Debenture is convertible at the option of the holder, in whole or in part, into Common Shares, at any time prior to the Maturity Date at a conversion price of $2.20 per Common Share (the "Conversion Price"). The Company has the option to force the conversion of the Convertible Debentures into Common Shares at the Conversion Price at any time after the second anniversary of closing and prior to the Maturity Date in the event that the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the "TSXV") for the preceding 30 business days exceeds $4.40.

The Convertible Debentures are secured by the Company's interest in the Albany Property [Note 6], with a first ranking above all other creditors or loans by the Company.

The following inputs were used to fair value the debenture units and their associated components:

Terms of loan
Inception date	April 9, 2025
Valuation date	April 9, 2025
Maturity date	April 9, 2028
Term	3 years
Principal amount	$2,000,000
Coupon rate	5% per annum
Underlying share price	$1.42
Conversion price	$2.20
Conversion cap price (between April 9, 2027 and maturity date)	$4.40
Risk-free rate	2.47%
Volatility	66.16%
Market Inputs
CAD OIS Risk-free curve credit spread	11.05%
Valuation results
Fair value of the debt component	$1,555,334
Less: transaction costs	$(18,662)
Add: accretion expense	$152,140
Add: accrued interest	$122,192
Total value of the debt component as at June 30, 2026	$1,811,004

Fair value of the equity component
Embedded holder conversion option	$399,380
Embedded issuer's conversion option	$(4,833)
Free-standing warrants	$50,119
Less: transaction costs	$(5,335)
Total fair value of the equity component	$439,331

13

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

10. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the three-month period ended June 30, 2026, the Company completed a private placement in which a total of 18,000,000 units were issued at $1.00 per unit for gross proceeds of $18,000,000 with Red Cloud Securities Inc. acting as sole agent and bookrunner. Each Unit consisted of one common share and one common share purchase warrant exercisable at a price of $1.50 until May 27, 2029. As consideration for its services, Red Cloud received a cash fee of $1,197,360 and was issued 1,197,360 non-transferrable common share purchase warrants, each exercisable into one common share at the offering price until May 27, 2029. Additional share issuance costs associated with this private placement totaled $271,061 resulting in total share issuance costs of $1,468,342.

During the three-month period ended June 30, 2026, the Company also issued 827,530 (2025: nil) common shares for gross proceeds of $571,618 (2025: nil) through an at-the-market offering.

During the three-month period ended June 30, 2026, the Company issued nil common shares in connection with the exercise of nil options (2025: 319,531 common shares on exercise of 392,084 options). The carrying value of the options, being $nil (2025: $101,242), was removed from share-based payment reserve and added to share capital. Of the nil (2025: 392,084) options exercised, nil (2025: 292,084) were exercised using a "cashless" exercise method whereby nil (2025: 72,553) fewer shares were issued than exercised as compensation for the $nil (2025: $135,967) that would have otherwise been received by the Company upon exercise.

14

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

10. SHARE CAPITAL (continued)

(b) Warrants

Details of warrants outstanding as at June 30, 2026 are as follows:

Expiry Date	Exercise Price $	Grant Date Fair Value $	June 30, 2026 #

August 19, 2026	3.00	89,737	1,180,750
October 22, 2027	1.50	245,753	1,169,443
April 9, 2028	2.20	42,393	908,000
October 22, 2027	1.06	22,701	33,424
October 22, 2028	2.00	242,092	1,169,443
May 27, 2029	1.50	4,348,131	18,000,000
May 27 2029	1.00	444,489	1,197,360
Less warrant value included in convertible debentures reserve		(42,393)	-
Less finder warrants value included in Equity Reserve		(467,191)
		4,925,712	23,658,420

The following is a summary of warrants activity for the periods ended June 30, 2026 and March 31, 2026:

	Three months ended		Year ended
	June 30, 2026		March 31, 2026
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of period	4,461,060	2.17	1,180,750	3.00
Granted	19,197,360	1.47	3,280,310	1.87
Exercised	-	-	-	-
Expired	-	-	-	-
Balance, end of period	23,658,420	1.60	4,461,060	2.17

On April 9, 2025, the Company issued 908,000 warrants which were valued at $42,393 as part of the issuance of convertible debentures. This value has been included in the convertible debentures reserve on the statement of financial position.

On October 22, 2025, the Company issued 1,169,443 share purchase warrants as part of a private placement financing with an exercise price of $1.50 and an expiry date of October 22, 2027. The grant date fair value of these warrants was $0.30. The fair value of these warrants was estimated on the grant date using the Monte Carlo simulation with the following assumptions: expected dividend yield of 0%; expected volatility of 78%; risk-free interest rate of 2.2%; and expected life of 2 years.

On October 22, 2025, the Company issued 1,169,443 share purchase warrants as part of a private placement financing with an exercise price of $2.00 and an expiry date of October 22, 2028. The grant date fair value of these warrants was $0.30. The fair value of these warrants was estimated on the grant date using the Monte Carlo simulation with the following assumptions: expected dividend yield of 0%; expected volatility of 71%; risk-free interest rate of 2.3%; and expected life of 3 years.

On October 22, 2025, the Company issued 33,424 finder warrants as part of a private placement financing with an exercise price of $1.06 and an expiry date of October 22, 2027. The grant date fair value of these warrants was $0.68.

15

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

10. SHARE CAPITAL (continued)

On May 27, 2026 the Company issued 18,000,000 share purchase warrants as part of a private placement financing with an exercise price of $1.50 and an expiry date of May 27, 2029. The grant date fair value of these warrants was $0.29.

On May 27, 2026 the Company issued 1,197,360 finder warrants as a part of a private placement financing with an exercise price of $1.00 and an expiry date of May 27, 2029. The grant date fair value of these warrants was $0.37.

(c) Stock Options and Equity Reserve

The Company issued 100,000 stock options during the three-month period ended June 30, 2026 (June 30, 2025 - Nil) to consultants who are owners of the 10% interest in ALO Graphite Partners LLC ( "ALO Partners") at an exercise price of $0.56. The grant date fair value of these stock options was $24,180. The options will vest as follows: 20,000 upon signing their respective consulting agreements concurrent with ALO Partners' initial capital contribution to Strategic Graphite Partners LLC ("SGP") of US$20,000; and an additional 20,000 on each date that ALO Partners' aggregate capital contributions to SGP reaches: (i) US$40,000; (ii) US$60,000; (iii) US$80,000; and (iv) US$100,000.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the three months ended June 30 is presented below:

	June 30, 2026	June 30, 2025
Expected dividend yield	Nil	N/A
Expected volatility	90.27%	N/A
Risk-free interest rate	2.73%	N/A
Expected life	2 years	N/A

The Company's computation of expected volatility for the three months ended June 30, 2026 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Three months	Three months
	Ended	Ended
	June 30,	June 30,
	2026	2025
	$	$

Share-based compensation expense	143,455	121,562

16

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

10. SHARE CAPITAL (continued)

(c) Stock Options and Equity Reserve (continued)

Stock option and share-based payment activity of the Company for the periods ended June 30, 2026 and March 31, 2026 are summarised as follows:

	Three months ended		Year ended
	June 30, 2026		March 31, 2026
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	5,606,667	2.05	6,123,334	2.32
Granted	100,000	0.56	1,579,000	1.06
Exercised	-	-	(642,834)	0.57
Expired	(313,417)	1.75	(1,452,833)	2.78
Balance, end of period	5,393,250	2.04	5,606,667	2.05

At June 30, 2026, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at June 30,	Contractual	Price	as at June 30,	Price
CAD$	2026	Life (years)	CAD$	2026	CAD$
$0.56 - $1.00	100,000	1.99	$-	-	$-
$1.01 - $4.00	4,268,250	2.76	$1.54	3,239,417	$1.68
$4.01 - $5.67	1,025,000	0.54	$4.27	1,025,000	$4.27
Totals	5,393,250	2.32	$2.04	4,264,417	$2.30

At March 31, 2026, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2026	Life (years)	CAD$	2026	CAD$
$1.01 - $4.00	4,581,667	2.98	$1.55	3,077,084	$1.71
$4.01 - $5.67	1,025,000	0.79	$4.27	1,025,000	$4.27
Totals	5,606,667	2.55	$2.05	4,102,084	$2.35

17

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

10. SHARE CAPITAL (continued)

(c) Stock Options and Equity Reserve (continued)

Stock option and share-based payment activity of the Company's subsidiary, Triera, for the periods ended June 30, 2026 and March 31, 2026 are summarised as follows:

	Three months ended		Year ended
	June 30, 2026		March 31, 2026
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	190,000	1.00	190,000	1.00
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Balance, end of period	190,000	1.00	190,000	1.00

At June 30, 2026, outstanding options to acquire common shares of the Company's subsidiary, Triera, were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at June 30,	Contractual	Price	as at June 30,	Price
CAD$	2026	Life (years)	CAD$	2026	CAD$
$0.00 - $1.00	190,000	2.05	$1.00	190,000	$1.00

At March 31, 2026, outstanding options to acquire common shares of the Company's subsidiary, Triera, were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2026	Life (years)	CAD$	2026	CAD$
$0.00 - $1.00	190,000	2.30	$1.00	188,333	$1.00

18

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

10. SHARE CAPITAL (continued)

(d) Restricted Stock Units

On October 1, 2025, the Company issued 654,000 restricted stock units ("RSUs") to a number of officers, directors and employees with a vesting date of October 1, 2026. The fair value of these RSUs was the grant date share value of $1.06. Subsequent to the issuance date, 73,000 of these RSUs expired due to departures from the Company leaving 581,000 still outstanding at June 30, 2026.

On November 24, 2025, the Company issued 425,000 restricted stock units ("RSUs") to a number of officers and directors with a vesting date of December 1, 2026. The fair value of these RSUs was the grant date share value of $1.08.

Share-based compensation recognized during the three-month period ended June 30, 2026 related to the vesting of the RSUs amounted to $258,243 (2025 - $nil).

11. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	June 30, 2026 $	June 30, 2025 $

Accounts and other receivables	(20,530)	808,316
Inventories	28,058	2,185
Prepaids and deposits	(27,889)	(81,051)
Accounts payable and accrued liabilities	298,182	(548,424)
Deferred government grants	-	200,000
Total change in non-cash working capital balances	277,821	381,026

During the three-month period ended June 30, 2026, nil (2025: 292,084) stock options were exercised using a "cashless" exercise method whereby nil (2025: 72,553) fewer shares were issued than options exercised as compensation for the $nil (2025: $135,867) in cash that would have otherwise been received by the Company upon exercise.

19

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

12. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

On September 3, 2025, the Company's CEO resigned his position as CEO and as a member of the Board of Directors effective immediately, to become the full-time CEO of Altek Advanced Materials Inc. ("Altek"), a Nevada incorporated private company focused on the commercialization of advanced material technologies in the United States of which the Company's former CEO owns more than a 50% beneficial equity interest. The Company has entered into a non-arm's length, binding letter of intent with Altek to negotiate one or more non-exclusive licensing agreements relating to the Company's various technologies. On October 6, 2025, the Company's former Chief Science Officer joined the board of Altek as a director.

On May 27, 2026 as a part of private placement financing, certain directors and officers of the Company participated in the LIFE Offering for an aggregate of 695,000 Units. The Common Shares and Warrants underlying the Units sold to the key management personnel and the Warrant Shares underlying such Warrants, if exercised, are subject to a hold period until September 28, 2026, as required by the TSX Venture Exchange.

The remuneration of key management personnel during the three-month periods ended June 30, 2026 and 2025 were as follows:

	2026	2025
	$	$

Directors fees	58,125	63,125
Salaries and benefits	227,500	228,750
Share-based compensation	366,321	147,406
Total remuneration of key management personnel	651,946	439,281

20

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

13. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

14. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three-month period ended June 30, 2026 is 115,401,489 (2025: 104,582,605). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the three-month periods ended June 30, 2026 and June 30, 2025, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

21

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

15. GOVERNMENT GRANTS

The Company's subsidiary, Triera Biosciences Ltd. had been awarded a $1,100,000 Government of Canada contract to test multivalent aptamer technology for the rapid drug discovery of therapeutics or prophylactics of highly pathogenic avian influenza ("HPAI") A(H5N1). On April 23, 2025, the Company announced that it had completed the first phase of the contract by delivering a lead candidate countermeasure for A(H5N1) and had moved on to the testing phase of the project. The testing phase of the project concluded on March 23, 2026. During the three-month periods ended June 30, 2026 and 2025, no government grants were received or receivable from this contract.

The Company entered into an agreement with Critical Minerals Innovation Fund ("CMIF") under which the Company was entitled to receive assistance and cost recoveries to a maximum of $500,000 for work on Albany Graphite purification and anode material development project.

The Company entered into an agreement with Natural Resources Canada's Energy Innovation Program ("NRCan") which supports Canadian clean energy technologies. The Company's researchers along with the University of Waterloo's Si-C lithium-ion battery anode material research team, will work together with a goal of producing full pouch cells which demonstrate the material's superior storage and performance characteristics. The project is for the period April 1, 2025 to March 31, 2029 with a total budget cost of approximately $2.1M, with approximately $1.55M being funded by NRCan.

Government grants received or receivable during the three-month periods ended June 30, 2026 and 2025 were as follows:

	2026	2025
	$	$

Critical Minerals Innovation Fund	-	200,000
NRCan	111,906	-
Total government grants received or receivable	111,906	200,000

16. OTHER EXPENSES

	Three months	Three months
	Ended	Ended
	June 30,	June 30,
	2026	2025
	$	$

Automotive	-	6,086
Bank fees	24,464	856
Dues and subscriptions	9,509	8,282
Freight and delivery	1,131	8,459
Meals and entertainment	3,680	7,084
Other expenses	5,531	4,346
Property taxes	-	9,239
Repairs and maintenance	3,816	14,256
Telephone	2,281	5,126
Utilities	2,577	6,624
Total other expenses	52,989	70,358

22

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

17. SEGMENTED INFORMATION

The Company's operating segments are organized into the following reportable segments:

- Intellectual Property Development - Includes manufacturing and distribution of graphene related products.

- Biotech - Includes service revenue generated through aptamer technology.

- Albany Project - Includes the exploration and evaluation asset and mineral exploration activities.

- Unallocated Corporate Costs - Includes corporate activities and certain unallocated costs.

Performance of each reportable segment is measured based on profit before finance costs and income tax, as included in the internal management reports that are reviewed by the Company's Chief Operating Decision Makers, being the Board of Directors and senior leadership team. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on third-party rates.

Information regarding the results of each reportable segment is included below. Inter-company amounts, which represent items purchased and sold between different segments, have been presented within the segment disclosure and are eliminated to arrive at the consolidated amounts.

	IP Development		BioTech		Albany Project		Unallocated Corporate		Total
For the three months ended June 30	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
External net sales	-	57,797	-	-	-	-	-	-	-	57,797
Cost of sales	-	30,601	-	-	-	-	-	-	-	30,601
Gross margin (loss)	-	27,196	-	-	-	-	-	-	-	27,196
Depreciation and amortization	124,621	134,335	-	-	-	-	-	-	124,621	134,335
Interest Expense	32,564	36,802	-	-	-	-	-	-	32,564	36,802
Net loss	(1,752,141)	(846,132)	(115,057)	(192,872)	(64,575)	(4,286)	(111,902)	(319,058)	(2,043,675)	(1,362,348)
Segment assets	9,990,615	10,890,765	501,989	-	20,366,934	7,591,132	-	-	30,859,538	18,481,897
Segment liabilities	3,989,769	3,537,088	471,482	253,716	661,153	200,000	473,691	503,101	5,596,095	4,493,905
Capital expenditures	-	-	-	-	583,016	53,242	-	-	583,016	53,242

23

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

18. SUBSEQUENT EVENTS

On August 10, 2026, the Company reported its new Preliminary Economic Assessment (“PEA”) for its Albany Graphite Project (“Albany” or the “Project”), located near Hearst, Ontario, Canada, prepared by Micon International Limited (“Micon”) in accordance with National Instruments 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Company intends to file the technical report supporting the PEA on SEDAR+ within 45 days from the date the Company announced the news, in accordance with NI 43-101.